Exhibit 21.1

SUBSIDIARIES

Name	Jurisdiction of Formation
Strategic Storage Operating Partnership VI, L.P.	Delaware

* Excludes subsidiaries consolidated by the Registrant carrying on the same line of business (the ownership of commercial real estate). A total of 13 subsidiaries have been excluded, each of which operates in the United States, other than two subsidiaries which operate in Canada. Also excludes other subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2022.